

August 22, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Ms. Andrea Jung, Chairman of the Board
    and Chief Executive Officer
Avon Products, Inc.
1345 Avenue of the Americas
New York, New York   10105-0196

Re: Avon Products, Inc.
       Annual Report on Form 10-K for the FYE December 31, 2007
       Filed on February 21, 2008
       File No. 1-4881

Dear Ms. Jung:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3767.

                            Sincerely,

                            Jennifer R. Hardy
                            Branch Chief, Legal